SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 262432-10-7	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael S. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,538,294(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,528,746
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,538,294(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN
____________________________
(1)   Includes 2,528,646 shares owned by the Reporting Person directly and 1,009,548 shares owned by the Reporting Person’s brother that are subject to a Stockholders’ Agreement, under which the Reporting Person has sole voting power as to such shares.  An additional 100 shares owned by the Reporting Person are not subject to the Stockholders’ Agreement.  Does not include 500,000 shares owed by the Reporting Person's wife individually.

CUSIP No. 262432-10-7	Page 3 of 12

    This Amendment No. 10 ("Amendment No. 10") amends in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 4) Items 5 and 6 contained in the Schedule 13D filed on November 9, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004, Amendment No. 4 filed on December 7, 2005, Amendment No. 5 filed on May 2, 2008, Amendment No. 6 filed on December 24, 2008, Amendment No. 7 filed on December 30, 2008, Amendment No. 8 filed on October 13, 2011 and Amendment No. 9 filed on March 6, 2012 by Michael S. Steiner (the "Reporting Person") with respect to the Reporting Person’s beneficial ownership of Common Stock, $.025 par value (the "Common Stock"), of EnviroStar, Inc. (the "Issuer" or the "Company").  The Original Statement, as amended, including this Amendment No. 10, is referred to collectively as this "Statement."

Item 5	Interest in Securities of the Issuer

(a) and (b)   As of December 3, 2013, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	3,538,294
Percent of Class	50.3%
Sole Voting Power(1)	2,528,746
Shared Voting Power	0
Sole Dispositive Power	2,528,746
Shared Dispositive Power	0

__________________________
(1)	Includes 2,528,646 shares owned by the Reporting Person directly and 1,009,548 shares owned by Robert M. Steiner, the Reporting Person’s brother. All of the shares (except 100 shares owned by the Reporting Person) are subject to the Stockholders’ Agreement dated December 2, 2013, described in Item 6 of this Statement. The Reporting Person has sole voting power with respect to all 3,538,294 shares that are subject to the Stockholders’ Agreement. The Reporting Person also has sole voting power over the other 100 shares owned by the Reporting Person, which are not subject to the Stockholders’ Agreement. Does not include 500,000 shares owed by the Reporting Person's wife individually.

(c)   There were no transactions by the Reporting Person in the Issuer’s Common Stock since  the filing of Amendment No. 4 to this Statement except as follows: (1) on March 6, 2012, the Reporting Person received a gift of 1,009,549 shares of Common Stock from the William K. Steiner Revocable Trust; (2) on March 6, 2012, the Reporting Person’s brother, Robert M. Steiner, received a gift of 1,009,548 shares of Common Stock from the William K. Steiner Revocable Trust, of which the Reporting Person is a co-trustee; and (3) on December 3, 2013, the Reporting Person’s wife, Carol Steiner, received a gift of 500,000 shares of Common Stock from the Reporting Person. As a result of the Stockholders’ Agreement described in Item 6, the Reporting Person’s sole voting power over shares of Common Stock is 3,528,294 shares and the Reporting Person’s sole dispositive power over shares of Common Stock is 2,528,746.

(d)   No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

CUSIP No. 262432-10-7	Page 4 of 12

(e)    Not applicable.

Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Termination Letter Agreement, dated November 2, 2013 (the "Termination Agreement"), the Reporting Person and Robert M. Steiner terminated the Stockholders' Agreement, dated as of October 13, 2011, by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 and Michael S. Steiner, individually, as amended by that certain Amendment to and Joinder in Stockholders' Agreement, dated as of March 6, 2012, between Robert M. Steiner and the Reporting Person.

Simultaneous with the execution and delivery of the Termination Agreement, the Reporting Person and Robert M. Steiner entered into a new Stockholders’ Agreement, dated December 2, 2013 (the "Stockholders’ Agreement").  Pursuant to the Stockholders' Agreement, an aggregate of 3,538,194 (50.3%) shares of the Company’s outstanding shares of Common Stock, consisting of 2,528,646 shares owned of record by the Reporting Person and 1,009,548 shares owned by Robert M. Steiner, are to be voted on all matters in such manner as may be determined by the Reporting Person. Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Board of Directors (the "Board") of the Company, be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with a designee recommended to the Board by the Reporting Person, the Reporting Person and Robert M. Steiner agreed to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the state of Delaware to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect as the successor to such former director, a person designated by the Reporting Person.  The Stockholders’ Agreement terminates on the earlier to occur of (i) the date agreed to in writing by the Reporting Person and Robert M. Steiner, or (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Reporting Person, following which transaction or series of transactions the shares of Common Stock of the Company held by stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

The foregoing is a summary of the Termination Agreement and the Stockholder’s Agreement, and is qualified in its entirety by reference thereto, copies of which are filed as Exhibit 5(a) and 5(b) to this Statement.

CUSIP No. 262432-10-7	Page 5 of 12

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert M. Steiner and the Reporting Person. (7)

Exhibit 5(a)	Termination Agreement dated December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)

Exhibit 5(b)	Stockholders’ Agreement dated as of December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)

Exhibit 6(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (9)

Exhibit 6(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (10)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed with this Amendment No. 9 to this Statement.
(8)	Filed herewith.
(9)	Filed with Amendment No. 6 to this Statement.
(10)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7	Page 6 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael S. Steiner
Dated: December 9, 2013	Michael S. Steiner

CUSIP No. 262432-10-7	Page 7 of 12

EXHIBIT INDEX

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert M. Steiner and the Reporting Person. (7)

Exhibit 5(a)	Termination Agreement dated December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)

Exhibit 5(b)	Stockholders’ Agreement dated as of December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)

Exhibit 6(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (9)

Exhibit 6(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (10)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed with this Amendment No. 9 to this Statement.
(8)	Filed herewith.
(9)	Filed with Amendment No. 6 to this Statement.
(10)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7	Page 8 of 12

Exhibit 5(a)
Michael  S. Steiner
c/o Steiner-Atlantic Corp.
290 N.E. 68th Street
Miami, Florida 33138-5567

                              December 2, 2013

Mr. Robert M. Steiner
315 Cornwall Street
San Francisco, California 94118

Re:   Termination of Stockholders Agreement

Dear Bob:

    Reference is made to that certain Stockholders' Agreement, dated as of October 13, 2011, by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 and Michael S. Steiner, individually, as amended by that certain Amendment to and Joinder in Stockholders' Agreement, dated as of March 6, 2012, between Robert M. Steiner and Michael S. Steiner (as amended, the "Stockholders' Agreement"). Capitalized terms used in this letter agreement and not otherwise defined herein have the respective meanings ascribed thereto in the Stockholders' Agreement.

    This letter will confirm the understanding and agreement of the Michael Steiner Stockholders and the William Steiner Trust Stockholders that the Stockholders' Agreement shall terminate effective simultaneous with the execution and delivery of the Stockholders Agreement, dated as of the date hereof, between Michael S. Steiner and Robert M. Steiner (the "November 2013 Stockholders' Agreement").  This letter agreement is subject to, and contingent upon, the execution and delivery of the November 2013 Stockholder's Agreement.

    This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.  This letter agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof, and there are no representations, warranties, covenants or understandings relating to the subject matter hereof other than those expressly set forth herein.  No amendment or modification of any of the terms or provisions of this letter agreement shall be valid unless in writing and signed by the Michael S. Steiner Stockholders and the William Steiner Trust Stockholders, and no waiver of any of the terms or provisions of this letter agreement shall be valid unless in writing and signed by the party waiving such terms or provisions.  No waiver of a breach or performance of any provision hereof shall be deemed a waiver of any subsequent breach or default of any kind or nature.  The invalidity or unenforceability of any provision of this letter agreement, or part of any provision of this letter agreement, shall not affect the other provisions or parts hereof, and this letter agreement shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.  This letter agreement may be executed (including by facsimile or email (pdf) transmission) in two or more counterparts, each of which shall be considered to be an original, but all of which, when taken together, shall constitute one and the same instrument.  This letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles thereof, or any other laws the effect of which would be to apply the laws of any state or jurisdiction other than the State of Delaware.  Each of the Michael Steiner Stockholders and the William Steiner Trust Stockholders hereby consents and agrees that the Circuit Court of the State of Florida for the County of Miami-Dade and the United States District Court for the Southern District of Florida each shall have personal jurisdiction and proper venue with respect to any dispute under this letter agreement.  None of the Michael Steiner Stockholders and the William Steiner Trust Stockholders shall raise, and each of the Michael Steiner Stockholders and the William Steiner Trust hereby expressly waives, any objection or defense to any such

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 jurisdiction and venue as an inconvenient forum.  Each of the Michael Steiner Stockholders and the William Steiner Trust Stockholders further agrees that any action or proceeding brought under this Agreement shall be brought only in the Circuit Court of the State of Florida for the County of Miami-Dade or the United States District Court for the Southern District of Florida.  Each of the Michael Steiner Stockholders and the William Steiner Trust Stockholders hereby waives personal service of any summons, complaint or other process, which may be delivered by any of the means permitted for notices under this letter agreement.  In any action, suit or proceeding in any jurisdiction brought with respect to this letter agreement, each of the Michael Steiner Stockholders and the William Steiner Trust Stockholders waives trial by jury.

Sincerely,

/s/ Michael S. Steiner____________________
Michael S. Steiner

Consented to and Agreed:

/s/ Robert M. Steiner_________________
Robert M. Steiner

CUSIP No. 262432-10-7	Page 10 of 12

Exhibit 5(b)

STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (as it may be supplemented, modified, amended or restated from time to time, this "Agreement") is made as of December 2, 2013, by Michael S. Steiner and Robert M. Steiner. Each of Michael S. Steiner and Robert M. Steiner are referred to as a "Stockholder" and collectively referred to as the "Stockholders".

WHEREAS, Michael S. Steiner is the owner of record of 3,028,646 shares (the "Michael Steiner Shares") of common stock, par value of $.025 per share (the "Common Stock"), of EnviroStar, Inc., a Delaware corporation (the "Company"), of which 2,528,646 shares (the "Michael Steiner Stockholders' Agreement Shares") shall be subject to this Agreement, and Robert M. Steiner is the owner of record of 1,009,548 shares (the "Robert Steiner Shares", and collectively with the Michael Steiner Stockholders' Agreement Shares, the "Shares") of Common Stock (for the avoidance of doubt, a total of 3,538,194 shares of Common Stock are subject to this Agreement);

WHEREAS, the Stockholders were parties to a prior Stockholder’s Agreement, as amended, which terminated effective as of the Effective Date (as defined below);

WHEREAS, the Stockholders wish to continue their prior understanding enabling the Company to retain its status as a "controlled company" under the rules of the NYSE MKT; and

WHEREAS, the Stockholders believe it is in their mutual best interests to vote the Shares in the manner set forth in this Agreement and to effectuate the purposes of this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholders hereby agree as follows:

1.           Agreement to Vote.  The Stockholders agree to vote (in person or by proxy), with respect to all matters that may come before all meetings of the stockholders of the Company however called, and with regard to all actions to be taken by written consent of the stockholders of the Company, at any time during the term of this Agreement, all of their Shares in such manner as may be determined by Michael S. Steiner.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Board, be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with a designee recommended to the Board by Michael S. Steiner, the Stockholders agree to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect as the successor to such former director, a person designated by Michael S. Steiner.

The right to determine the vote of the Shares is a right and not an obligation.

For avoidance of doubt, it is agreed and understood that any shares of Common Stock of the Company (other than the Shares) which a Stockholder owns (or may in the future acquire) of record or in street name shall not be subject to this Agreement.  However, any voting securities that may result from a split, combination or reclassification of the Shares shall be deemed "Shares" and shall be subject to this Agreement as "Shares."

2.           Stockholders’ Representations.  Each Stockholder represents and warrants  that: (a) the Stockholder is the sole record and beneficial owner, with sole voting power, of the Shares reflected in the first preamble to this Agreement as owned by such Stockholder; (b) the Stockholder possesses full power and authority to enter into this Agreement and carry out such Stockholder’s obligations under this Agreement; (c) the execution and delivery of this Agreement does not, and carrying out such

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Stockholder’s obligations under this Agreement will not, conflict with or result in the violation of any agreement, judgment, decree, law or regulation applicable to the Stockholder; and (d) other than this Agreement, there are no outstanding rights or obligations granted by the Stockholder relating to the ownership, voting or disposition of any of the Shares.

3.           Legend on Shares.  The stock certificates evidencing Shares shall, so long as this Agreement pertains thereto, bear the following legend:

"The shares represented by this certificate are subject to the terms and conditions of a Stockholders Agreement dated as of December 2, 2013 by and among certain stockholders of the Company, a copy of which is on file at the principal office of the Company."

4.           Term.  This Agreement shall become effective upon its execution by all initial parties hereto (the "Effective Date") and shall terminate on the earliest to occur of: (i) the date agreed to in writing by the Stockholders, or (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by Michael Steiner, following which transaction or series of transactions the shares of Common Stock of the Company held by stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

5.           Availability of Equitable Remedies.  The Stockholders acknowledge that a breach of the provisions of this Agreement by any Stockholder would cause irrevocable injury to the other Stockholder and could not adequately be compensated by money damages.  Accordingly, a Stockholder shall be entitled, in addition to any other right or remedy available to such Stockholder, to an injunction restraining a breach or a threatened breach of this Agreement and to specific performance of such provision of this Agreement, in either case without bond or other security, and the other Stockholder will not take any action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

6.           Stockholders Bound.  The Shares may be transferred (including as a result of the death of a Stockholder) only upon first obtaining an agreement in writing from each transferee to be bound by all of the terms and provisions of this Agreement with the same force and effect as if such transferee were a "Stockholder" (and such transferee shall then be considered, for all purposes of this Agreement, a "Stockholder" and member of the group of Stockholders from which such transferee received the transferred Shares or interest therein).  This Agreement shall inure to the benefit of, and be binding upon, the Stockholders and their respective heirs, personal representatives, successors and permitted assigns.

7.           Governing Law, Consent to Service of Process, etc.  This Agreement shall be governed and interpreted in accordance with the laws of the Company’s state of incorporation, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of any Stockholder).

Each Stockholder hereby consents and agrees that the Circuit Court of the State of Florida for the County of Miami-Dade and the United States District Court for the Southern District of Florida each shall have personal jurisdiction and proper venue with respect to any dispute under this Agreement.  No Stockholder shall raise, and each Stockholder hereby expressly waives, any objection or defense to any such jurisdiction and venue as an inconvenient forum.  Each Stockholder further agrees that any action or proceeding brought under this Agreement shall be brought only in the Circuit Court of the State of Florida for the County of Miami-Dade or the United States District Court for the Southern District of Florida.  Each Stockholder hereby waives personal service of any summons, complaint or other process, which may be delivered by any of the means permitted for notices under this Agreement.

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In any action, suit or proceeding in any jurisdiction brought with respect to this Agreement, each Stockholder waives trial by jury.

8.           Notices.  All notices, requests, demands and other communications which are required to be or which may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, the scheduled business day of delivery if sent by Express Mail, Federal Express, other overnight delivery service or five business days after mailed if mailed by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the Stockholder to whom the same is so given or made, at the following address (or such other address as shall be provided by notice given in accordance with this Section 8 by the Stockholder whose address is to be changed):

Michael S. Steiner	Robert M. Steiner
c/o Steiner-Atlantic Corp.	315 Cornwall Street
290 N.E. 68th Street	San Francisco, California, 94118
Miami, Florida 33138-5567

9.           Miscellaneous.

    (a)    Amendments.  This Agreement and any term hereof may not be amended, changed, discharged or terminated except by an instrument in writing signed by Michael S. Steiner and Robert M. Steiner.

    (b)    Waivers.  The failure of a Stockholder to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver, or deprive the Stockholder of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.  Any waiver must be in writing and be duly executed by the Stockholder to be charged.

    (c)    Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    (d)    Headings.  The headings in this Agreement are for purposes of reference only and shall not be considered in construing this Agreement.

    (e)    Entire Agreement.  This Agreement contains the entire understanding of the Stockholders respecting the subject matter hereof, and supersedes all prior discussions and understandings of the Stockholders respecting the subject matter hereof.

    (f)    Severability.  If any provision of this Agreement or the application of any provision to any person, entity or trust or circumstance shall be held invalid, the remainder of this Agreement, or the application of that provision to persons, entities or trusts or circumstances other than those which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Stockholders have executed and delivered this Agreement

/s/ Michael S. Steiner
Michael S. Steiner

/s/ Robert M. Steiner                                 `
Robert M. Steiner